Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10947

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of Original Offering Circular: July 19, 2019

Date of Qualification of Post-Qualification Amendment No. 1: September 26, 2019

June 12, 2020

Automation Finance Reperformance Fund IV LLC

228 Park Avenue South #67157

New York, NY 10003

(332) 209-4902

www.automationfinance.com

This document (the “Supplement”) supplements the Offering Circular of Automation Finance Reperformance Fund IV LLC, (the “Company”) dated July 19, 2018 (the “Offering Circular”), as amended on September 26, 2019. Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide updated information that is not in the Offering Circular.

1. Abbas Jessa, Nathan Zhang and Michael Zimmerman are no longer employed by the Managing Member of the Company. Their listings under “PRINCIPALS OF OUR MANAGING MEMBER AND INVESTMENT MANAGER”, along with related descriptions of their “Business Experience”, are hereby deleted.

2. The Offering Circular is amended by the addition of the following Executive Officers to the list on page 41: Kwang Lim. The information under “DIRECTORS, OFFICERS, AND SIGNIFICANT EMPLOYEES”, “OWNERSHIP OF SECURITIES”, and “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS” and “RELIANCE ON MANAGEMENT” are revised to read as follows:

PRINCIPALS OF OUR MANAGING MEMBER AND INVESTMENT MANAGER

Names, Ages, Etc.

Name	Position*	Age	Term of Office	Approximate Hours Per Week If Not Full Time*

Executive Officers
Paul Birkett	Managing Member	50	Mr.Birkett will remain in office until he resigns or is removed	Full Time
Kwang Lim	Partner	43	Mr. Lim will remain in office until he resigns or is removed.	Full Time

* The Company itself has no employees. The positions and hours described in this chart relate to employees of the Managing Member.

Ownership of Related Entities

Mr. Birkett owns 90% and Mr. Lim owns 10% of Automation Holdings, LLC, our Managing Member, which in turn owns all of the limited liability company interests of Automation Capital Management LLC, our Investment Advisor. Mr. Birkett and Mr. Lim thereby control all aspects of the business of the Company.

Automation Holdings, LLC is also the Managing Member of Long Term Capital Partnership V, LLC, and Long Term Capital Partnership VI LLC. Those entities, and the Managing Member on its own behalf, have been engaged in the same business as the Company, i.e., buying distressed mortgages and trying to work out amicable resolutions with borrowers. However, they will not acquire any additional loans after this Offering is qualified by the SEC.

Business Experience

Mr. Birkett

Raised in Dublin Ireland, Paul founded, built and sold one of Ireland’s first mobile phone retail chains while still at college. After college, he moves to the UK and joined Procter & Gamble’s graduate trainee program.

In 1996, he joined PepsiCo and spent 18 years in a variety of marketing, sales and general management positions across Europe, Asia and North America – rising to Vice President for PepsiCo’s $3Bn hydration and non-carbonated beverage portfolios. In this role he managed the national marketing of the global Aquafina, SoBe, Propel, Sierra Mist, and Mug Root Beer trademarks before assuming the role of Vice President and General Manager for PepsiCo’s New York market unit.

Disappointed by the low returns on his retirement investments, Paul began to accumulate a portfolio of single-family rental-assets. The purchase of a distressed rental property in 2013 ultimately became a mortgage purchase and provided his first insight into the non-performing mortgage business.

He liquidated his portfolio of 40 rental properties and launched Automation Finance (the trade name of our Managing Member, Automation Holdings, LLC) to provide investors with a way to automate their retirement plans

Since launching Automation Finance in 2015, the company and its affiliates have purchased and liquidated approximately 1500 mortgages with a par value of approximately $100 million.

Mr. Lim

Kwang joins the Company in 2019 from Goldman Sachs, bringing 20 years of banking experience across institutional and consumer products and services, from M&A investment banking, corporate debt, RMBS securitization, through to mortgages, credit cards, personal loans, and cash deposits.

Kwang began his career as a software entrepreneur and M&A advisor before transitioning to senior banking roles at Goldman Sachs, JP Morgan, American Express, and S&P. Passionate about disruptive technology and investment management, as Partner, Kwang will drive fund strategy and capital deployment. Kwang holds a Master’s in Financial Engineering from UC Berkeley.

OWNERSHIP OF SECURITIES

Under the Operating Agreement, the Managing Member has full control over all aspects of the business of the Company. Investors will not be entitled to vote on any matter involving the Company.

The following table sets forth the beneficial ownership of the Company and its voting securities:

Individual	Amount and Nature of Current Beneficial Ownership	Additional Beneficial Ownership that May be Acquired	Voting Rights
Paul Birkett 228 Park Avenue South #67157 New York, NY 10003	Owns 90% of the equity of Managing Member.	Might acquire Shares of Series A Preferred Stock, along with other Investors.	Managing Member of both the Managing Member and the Investment Advisor.

Kwang Lim 228 Park Avenue South #67157 New York, NY 10003	Owns 10% of the equity of Managing Member.	Might acquire Shares of Series A Preferred Stock, along with other Investors.	Managing Member of both the Managing Member and the Investment Advisor.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Messrs. Birkett and Lim own all of the limited liability company interests of Automation Holdings, LLC, our Managing Member, which in turn owns all of the limited liability company interests of Automation Capital Management, LLC, our Investment Manager.

Reliance on Management: You will not have a right to vote or otherwise participate in managing the Company, except on very limited matters. Instead, the Investment Manager will make all investment and trading decisions and the Managing Member of the Company will make all other business decisions. As a result, the success of the Company – and its ability to make payments with respect to your Series A Preferred Stock – will depend almost exclusively on the skills of the principals of our Investment Manager and Managing Member, Messrs. Paul Birkett and Kwang Lim. If the principals resigned, became ill, or died, the Company and its Investors could suffer.

* * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended, or supplemented, before deciding whether to invest.

4